1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano

Re:	Garrison Capital Inc.
Registration Statement on Form N-2
File Numbers 333-173026 and 814-00878

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 9 (“Amendment No. 9”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”). As we have previously discussed, the Company completed the BDC Conversion, as defined in the Registration Statement, and associated events in October 2012 but did not price its initial public offering. Since that time, the Company has retained a new syndicate of underwriters in anticipation of a March offering. Amendment No. 9 is being filed to reflect the completion of the BDC Conversion and associated events, the new syndicate of underwriters and to include the audited financial statements of the Company as of December 31, 2012. Since your last review of the Registration Statement, there have been no material changes in the Company’s investment strategy, management team or other disclosures regarding its business and associated risks. We will provide to you under separate cover courtesy copies of Amendment No. 9, as filed and marked to show the changes from the Amendment No. 7 to the Registration Statement filed on October 1, 2012. The Company would like to bring its initial public offering to market as soon as possible and will appreciate anything you can do to expedite your review. Through that end please contact either me or Thomas Friedmann with any questions or comments.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Vincent J. Di Stefano February 26, 2013 Page 2

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Brian Chase, Garrison Investment Group LP

Thomas J. Friedmann, Dechert LLP